XILINX
AMENDED AND RESTATED CODE OF CONDUCT

Effective as of February 2009

LETTER FROM OUR CEO
1. OUR RESPONSIBILITIES UNDER THE CODE
2. WE FOLLOW THE LAW – LETTER AND SPIRIT
3. ACTING IN THE BEST INTERESTS OF XILINX; CONFLICTS OF INTEREST AND CORPORATE OPPORTUNITIES
4. OUR FINANCIAL RECORDS AND PUBLIC REPORTING
5. WE PROTECT OUR COMPANY ASSETS AND INFORMATION
                       Protection and Proper Use of Company Assets
                       Confidential Information
                       Insider Trading
                       Response to Inquiries from the Media and Others
6. HOW WE DO BUSINESS
                       Fair Dealing
                       Antitrust
                       Global Trade
                       Anti-Corruption
                       Confidential Information of Others
                       Environment, Health and Safety
7. WE RESPECT EACH OTHER
8. OUR CODE IS IMPORANT AND WE ENFORCE IT
                       Report Concerns
                       Non-Retaliation Policy
                       Enforcement
                       Waivers and Amendments
                       No Rights Created
OUR CREATIVE VALUES
Appendix A: FEI Code of Ethics
Appendix B: Acknowledgement
Appendix C: Acknowledgement

LETTER FROM OUR CEO

The reputation of Xilinx is our most valuable corporate asset and in order to remain successful, Xilinx must continue to be a name our shareholders, customers and suppliers trust. This requires the everyday efforts of each and every one of us - we must continue to work to protect and strengthen the Xilinx reputation every day.

In addition to our CREATIVE values which form the basis for our business ethics, the Code of Conduct (the “Code”) outlines our expectations of how each Xilinx director, officer and employee must comply with the law and our policies in our everyday business dealings. Compliance with the law and high ethical standards are a top priority for Xilinx.

The Code of Conduct applies to all Xilinx directors, officers and full time and part time employees. I urge you to read the Code of Conduct carefully – it is not just the Xilinx Code of Conduct, it is your Code of Conduct and each one of us is responsible for compliance. If you have questions, consult your manager or any of the resources mentioned in the Code. If you are a manager, understand that you are responsible for helping ensure that those who report to you understand the Code and act in accordance with the standards set forth in the Code.

At the end of the day, each of us is accountable for our actions. We are responsible for acting with integrity and honesty, for treating people fairly and for understanding the laws and the Xilinx policies that apply to our work. We are also responsible for seeking guidance when we need it, and for speaking up when we suspect illegal or unethical behavior.

I am proud of the reputation that Xilinx holds, and I appreciate the efforts of each Xilinx employee that helped build and sustain this reputation. Thank you for continuing your work in making Xilinx a great company.

/s/ Moshe N. Gavrielov
Moshe N. Gavrielov
Chief Executive Officer

1. OUR RESPONSIBILITIES UNDER THE CODE

  Read and understand the Code

  Comply with the letter and spirit of the Code

  Follow the law wherever you are and in all circumstances

  Use common sense and good judgment

  Always act in the best interests of Xilinx

  Know and follow Xilinx policies and procedures applicable to your job

  Report violations and suspected violations of the Code

  Cooperate fully with investigations into Code violations

  When in doubt, ask for guidance from your manager, the Legal Department or the other resources set forth in the Code.

2. WE FOLLOW THE LAW – LETTER AND SPIRIT

All Xilinx directors, officers and employees are required to comply not only with the letter of the laws, rules and regulations that govern the conduct of our business, but also with the spirit of those laws. Assisting another individual – either within or outside Xilinx – in any violation of such laws, rules or regulations is considered a violation of this Code. You are expected to use good judgment and common sense in seeking to comply with all applicable laws, rules, and regulations. If you have questions about the applicability or meaning of a law, rule or regulation, consult the Legal Department.

Xilinx is a U.S. Company and as such all employees are required to comply with U.S. law. In addition, Xilinx operates in many other countries and many other cultures. You must abide by applicable laws, rules and regulations in the country where you are located, in addition to the U.S. laws mentioned in the Code. If there is a conflict between applicable laws or between local law and a policy set forth in this Code, consult the Legal Department before taking any action.

3. ACTING IN THE BEST INTERESTS OF XILINX: CONFLICTS OF INTEREST AND CORPORATE OPPORTUNITIES

Officers, employees and contractors of Xilinx must act in the best interests of Xilinx and its shareholders and advance the interests of Xilinx when the opportunity to do so arises. Your personal activities, investments, interests and relationships must not conflict, or appear to conflict, with the interests of Xilinx. Xilinx employees must not let any outside interest or affiliation interfere with the independent exercise of their judgment.

Your obligation is to conduct the business of Xilinx in an honest and ethical manner, including the ethical handling of actual, apparent and potential conflicts of interest between personal and business relationships. This includes full disclosure of any actual, apparent or potential conflicts of interest. Although it would not be possible to describe every situation in which a conflict of interest may arise, the following are examples of actions that may constitute a conflict of interest if taken by employees or their family members:

  Providing, accepting or soliciting bribes, kick-backs or other incentives designed to influence one’s judgment on behalf of Xilinx.

  Acting on behalf of, or owning, controlling or having a significant financial interest in any firm that does business with, or competes with, Xilinx.

  Conducting business on behalf of Xilinx with any person or entity in which you have a financial interest or substantial affiliation.

  Using Xilinx employees, property, services, equipment, information or other assets for personal gain or benefit.

Before engaging in any conduct that creates an actual, apparent or potential conflict of interest, officers, employees and contractors must fully disclose the facts and circumstances involved to the General Counsel. The Audit Committee must approve all related-party transactions involving officers of Xilinx.

If you learn of a business or investment opportunity through your position at Xilinx or through the use of corporate property or information, such as from a competitor or actual or potential customer, supplier or business associate of Xilinx, you may not participate in such opportunity without the prior written approval of the General Counsel. Officers must obtain the prior approval of the Audit Committee. Such an opportunity should be considered an investment opportunity for Xilinx in the first instance.

Directors of Xilinx are subject to the Director Code of Ethics. The Conflict of Interest Policy of the Director Code of Ethics applies to Directors of Xilinx in lieu of the foregoing.

Refer to the Xilinx Gift Policy for guidance regarding the exchange of gifts and entertainment between Xilinx personnel and non-Xilinx personnel.

For information about serving on the Board of Directors of another organization or entity, consult the Xilinx Participation on Boards Policy.

The Code In Action

The situation: A Field Application Engineer’s wife is employed by a distributor for Xilinx. Is the FAE required to disclose this relationship?

The action: No, the FAE is not required to disclose the employer of his wife unless his job requires him to deal directly with his wife or her department or he owns a substantial interest in his wife’s employer.

The situation: A senior manager’s wife owns an office supply firm with lower prices than any other office supply firm. Should the senior manager instruct his administrative assistant to order supplies from his wife’s company?

The action: No, not unless the senior manager went through the normal vendor approval process and disclosed the relationship to the appropriate parties, including his manager and the Finance department.

The situation: If the manager instructs his administrative assistant to order the supplies without going through the normal vendor approval process and disclosing the relationship to the appropriate parties, should the administrative assistant report her manager?

The action: Yes, absolutely. The administrative assistant may report this to her manager’s manager, HR or the Legal Department. Alternatively, the matter may be reported anonymously through the use of the anonymous reporting system, found online at www.MySafeWorkplace.com, or by dialing one of the following numbers without charge: Toll free US: 1-800-335-7639; Toll free Ireland: 00 800 1777 9999; International Collect: 720-514-440.

The situation: An executive is asked to speak at a semiconductor industry conference. The association sponsoring the event has offered to pay for the executive’s travel and lodging to attend the conference. Should she accept the offer?

The action: No. Under the Xilinx Gift Policy, she may not accept travel or lodging expenses. She can seek approval to have Xilinx cover the costs of attending the event if the speaking engagement will advance the best interest of Xilinx and is within the course and scope of her employment.

The situation: Xilinx is in discussions with a potential supplier about a new business arrangement when the supplier offers to take several executives to the upcoming Super Bowl where they can continue their meetings. Can the executives attend the Super Bowl at the supplier’s invitation?

The action: No. The executives must decline the offer to attend the Super Bowl, as this would be “Unacceptable” entertainment under the Xilinx Gift Policy.

4. OUR FINANCIAL RECORDS AND PUBLIC REPORTING

As a publicly traded company, it is of critical importance that the reports and information Xilinx files with, or submits to, the United States Securities and Exchange Commission and other government agencies be complete, accurate, timely and understandable. We must all take this responsibility very seriously and provide information that is accurate, complete, objective, relevant, timely and understandable to ensure full, fair, accurate, timely and understandable disclosure in the reports and documents Xilinx files with, or submits to, the United States Securities and Exchange Commission and other government agencies and in other public communications. These documents form the basis for managing our business and fulfilling our obligations to our shareholders, customers, suppliers, employees and the regulatory authorities. Any records required by your job at Xilinx, such as time cards, expense reports, customer billing, sales reports and the like must be timely, accurate and complete. If you become aware of records that may be inaccurate, report the situation immediately. Xilinx strictly forbids the preparation of false records for any purpose.

In addition to this Code, Xilinx Finance personnel must comply with the Financial Executives International Code of Ethics, attached as Appendix A to this Code.

The Code In Action

The situation: A customer demanded that a salesperson agree to provide his company with future discounts on future products in return for a current order at a price approved by Xilinx management. The customer asserted that he would no longer purchase Xilinx products if the salesperson did not agree to these terms. Should the salesperson agree to the customer’s demands to get the business?

The action: Not unless the future discounts are approved by Business Operations and made known to the Finance Department and Legal Department. If management is not aware of the arrangement, it is a “side agreement” and is strictly prohibited by Xilinx policy and the Code. Refer to the Xilinx Pricing Policy for more information on this topic.

The situation: A vendor demands that a department manager agree in an email to pay the vendor in advance for products to be delivered in the following quarter. Should the manager agree to these terms without further action?

The action: No. The manager must contact Purchasing and a purchase order, or P.O., must be issued so that the books and records of Xilinx accurately reflect its financial commitments. Failing to properly record expenses violates the Code and company policy.

The situation: Two employees on a business trip shared a meal at a restaurant. One employee paid for the meal and was reimbursed for the expense. Can the other employee submit a duplicate receipt for the same expense since he was also at the meal?

The action: No. Submitting a duplicate receipt would be an attempt to defraud Xilinx since the company already paid for the meal when it reimbursed the first employee.

The situation: An administrative assistant books travel for several executives. In return for selecting a particular hotel chain for the executives’ travel, the administrative assistant is offered customer reward “points” by the hotel chain. Since he booked the trips, can he accept the points?

The action: No. He should refuse to accept the points personally since they were not awarded in connection with his own business travel on behalf of Xilinx.

5. WE PROTECT OUR COMPANY ASSETS AND INFORMATION

Protection and Proper Use of Company Assets

We must all take care to protect the assets of Xilinx and to use them appropriately. The assets of Xilinx come in many forms:

  Intellectual property, including patents, trademarks, trade secrets and copyrights;

  Confidential information, including financial information, technical information, strategic plans and product plans;

  Physical assets, including equipment, computers and software; and

  Your time and work product.

Theft, carelessness and waste have a direct impact on Xilinx profitability. We should take measures to prevent damage to or theft or misuse of Xilinx property. Except as specifically authorized, Xilinx assets, including Xilinx time, equipment, materials, resources and proprietary information, must be used for business purposes only. Occasional and reasonable personal use of certain Xilinx equipment is permitted. Refer to the Email Etiquette and Computer Usage Policy for more information on this topic.

The Code In Action

The situation: An executive asks his administrative assistant to run his personal errands, such as picking up his dry cleaning and shopping for gifts, on company time. Should the administrative assistant agree to conduct the executive’s personal business on Xilinx time?

The action: No. The administrative assistant’s time is the company’s asset, and must be used to fulfill her work responsibilities. By asking her to attend to his personal affairs, the senior director was misusing company assets, violating company policy and violating the Code.

The situation: In the example above, should the administrative assistant report the situation to HR?

The action: Yes. The administrative assistant may also report the matter to her manager’s manager or the Legal Department. Alternatively, the matter may be reported anonymously through the use of the anonymous reporting system, found online at www.MySafeWorkplace.com, or by dialing one of the following numbers without charge: Toll free US: 1-800-335-7639; Toll free Ireland: 00 800 1777 9999; International Collect: 720-514-440.

The situation: An executive is traveling on company business in Europe and purchases gifts for her children while abroad. The executive does not want to carry the items during the rest of her trip. Should she ask the country manager to send the goods back through the company’s shipping department?

The action: No. This would be a misuse of Xilinx assets. Company policy forbids using interoffice mail or shipping for the delivery of personal goods. The executive should make other arrangements with a commercial carrier and pay for the expense out of her own pocket.

Confidential Information

All employees may learn, to a greater or lesser degree, facts about Xilinx business, plans, operations or "secrets of success" that are not known to the general public or to competitors. Sensitive information such as customer data, the terms offered or prices charged to particular customers, strategic plans, next generation product specifications and production techniques are examples of Xilinx confidential information or trade secrets. Confidential information includes all non-public information that might be of use to competitors, or harmful to Xilinx or its customers, if disclosed. During the course of performing your responsibilities, you may obtain information concerning possible transactions with other companies or receive confidential information concerning other companies, such as our customers, which the company may be under an obligation to maintain as confidential.

You must maintain the confidentiality of information entrusted to you by Xilinx or its customers, except when disclosure is authorized or legally mandated. Employees who possess or have access to confidential information or trade secrets must:

  Not use the information for their own benefit or the benefit of persons inside or outside of Xilinx.

  Carefully guard against disclosure of that information to people outside Xilinx. For example, you should not discuss such matters with family members or business or social acquaintances or in places where the information may be overheard, such as taxis, public transportation, elevators or restaurants.

  Not disclose confidential information to another Xilinx employee unless the employee needs the information to carry out business responsibilities.

Non-Disclosure Agreements, or NDAs, are commonly used when Xilinx needs to protect confidential information to be disclosed to suppliers, consultants, joint venture participants, customers or others. An NDA puts the person receiving confidential information on notice that he or she must maintain the secrecy of such information. Xilinx intellectual property and other confidential information may not be disclosed or used outside of Xilinx prior to the execution of an agreement approved by the Legal Department, typically either an NDA or a license agreement, depending on the circumstances. For more information on this topic, consult the Legal Department.

Your obligation to treat information as confidential does not end when you leave Xilinx. Upon the termination of your employment, you must return everything that belongs to Xilinx, including all documents and other materials containing Xilinx and customer confidential information. You must not disclose confidential information received in the course of your employment at Xilinx to a new employer or to others after ceasing to be a Xilinx employee.

You may not disclose your previous employer's confidential information to Xilinx. However, you may use general skills and knowledge acquired during your previous employment.

Refer to your Proprietary Rights and Inventions Agreement, the Xilinx Proprietary Information Policy, Document Classification Policy and Copyright Policy for more information on treatment of confidential information.

The Code In Action

The situation: A salesperson is in discussions with a potential new customer, and the customer asks for next generation product specifications and technical data. Should the salesperson immediately send the requested information?

The action: Only if the salesperson already has a Non-Disclosure Agreement (NDA) approved by the Legal Department in place with the potential customer. If there is no NDA, sending the information would compromise the assets of Xilinx, violate company policy and the Code.

The situation: An employee is at a BBQ with friends and the conversation turns to a rumor circulating the Internet that Xilinx is entering into a new joint venture. Can the employee discuss the matter since it is already circulating the Internet?

The action: No. The information is not considered public until it is officially announced by Xilinx to persons outside of Xilinx. The employee should avoid any further comment on the subject.

The situation: An employee participates in an industry chat room and reads some disparaging comments about Xilinx future prospects. The employee is very excited about the new product offering at Xilinx that he is working on and thinks the information in the chat room is incorrect. Should the employee rebut to the negative postings about Xilinx?

The action: No. Discussing Xilinx confidential business information on blogs and in chatrooms in this manner is prohibited. Refer to the Xilinx Written Disclosure Policy for more information on this topic.

Insider Trading

Every employee of Xilinx is required to safeguard Xilinx material nonpublic information. Material nonpublic information is important information about the company that could impact our stock price but that has not yet been disclosed to the public. Examples of material nonpublic information include:

  Financial information;

  Technical information;

  Undisclosed strategic plans and next generation product plans;

  Information regarding acquisitions or mergers;

  Information about major contracts or transactions;

  Management changes; and

  Other significant corporate developments.

Trading in stocks or other securities based on material nonpublic information, or providing such information to others who then trade on such information, is illegal and may result in criminal prosecution. This prohibition also applies to securities of other companies, such as the customers and suppliers of Xilinx, if you learn material nonpublic information about such companies in the course of your duties for Xilinx. All employees are required to comply with the company’s Insider Trading Policy. In addition, directors, officers and certain employees are required to comply with the Trading Policy for Section 16 Officers, Directors and Designated Employees. All questions on this subject should be directed to the Legal Department.

The Code In Action

The situation: An employee has to pay her property taxes and she wants to sell her Xilinx ESPP shares to make the payment. The employee knows the financial results of Xilinx for the quarter, but the results have not been announced. Should the employee go ahead and sell her ESPP shares since the reason she is selling the shares is to pay her taxes?

The action: No. Because she knows the company’s financial results and results have not been announced, she is in possession of material nonpublic information, and she cannot trade in Xilinx stock, even if the reason for selling the stock is not based on that information. Mere possession of the material nonpublic information while trading will result in a securities law violation. Employees should consult the Legal Department if they have any questions about trading in Xilinx stock.

The situation: An employee is in discussions with a publicly traded supplier about a contract renewal and the supplier tells the employee that he should get the contract renewal done “asap” because they are about to be acquired and all of their pricing terms will change. Can the employee purchase shares of the supplier in anticipation of the jump in price after the acquisition is announced?

The action: No. When the employee learned of the supplier’s acquisition, he came into possession of material nonpublic information about the supplier. In addition to violating the Xilinx Insider Trading Policy and this Code, trading on such information would be a violation of the securities laws, and would subject the employee to criminal and civil penalties.

The situation: An employee is fishing with his father-in-law, who says he has heard good things about Xilinx and asks if Xilinx is a “hot stock” and whether he should buy it. The employee knows an important announcement about Xilinx has not yet been made. Should he tell his father-in-law since he is family?

The action: No. If he does and his father-in-law decides to trade in the stock they could both be prosecuted under the insider trading laws, the employee as the “tipper” and his father-in-law, as the “tippee”. The employee should not share material nonpublic information about the company or the stock, even with family members.

Response to Inquiries from the Media and Others

Only specific persons and departments are authorized to communicate about Xilinx with the media and financial community about Xilinx. All inquiries from the financial media, market research firms and investors and inquiries about financial or investor matters should be referred to Investor Relations. All other inquiries from the media should be referred to Public Relations. Inquiries from regulators or governmental entities should be referred to the Legal Department.

Consult the Communications Policy and Written Disclosure Policy for more information on this topic.

The Code In Action

The situation: An independent research firm contacts an employee asking him to act as a paid consultant to provide the firm with industry related information based on his experience at Xilinx. Can the employee agree to be a consultant?

The action: No. Providing company information and participating in these paid consulting opportunities is a violation of the Code and the Xilinx Communications Policy. The employee should decline the offer and notify Investor Relations of the request.

The situation: A marketing manager is contacted by a financial journal about recent Xilinx financial forecasts. Can the manager provide information that he received from the Finance Department?

The action: No. Investor Relations handles all inquiries from financial media and investors.

6. HOW WE DO BUSINESS

Xilinx depends on its reputation for excellence, quality and integrity. How we deal with customers, suppliers, and competitors builds our reputation, builds trust and determines our success.

Fair Dealing

You should always endeavor to deal fairly with Xilinx’s customers, suppliers, competitors and employees. Xilinx employees are prohibited from taking unfair advantage of others through manipulation, concealment, abuse of information, misrepresentation or any other unfair business practice.

The Code In Action

The situation: An employee’s friend is fired from a key competitor. The friend is angry about his termination and decides to give the competitor’s confidential information to his friend at Xilinx to harm the competitor. Can the Xilinx employee accept the confidential information?

The action: No. The Legal Department should be notified in such circumstances so that Xilinx can alert the competitor of the breach.

The situation: The engineering department is gathering information about a competitor’s new product on the market and wants to purchase some of the product to study it. Can the department engage a third party to purchase the products on behalf of Xilinx if it follows company procedure to pay for the product and services?

The action: Yes. Gathering information about a competitor and their products, including purchasing a competitor’s product, is acceptable as long as it is done in a lawful and honest manner and in accordance with Xilinx policy.

Antitrust

The antitrust laws of the United States and similar laws around the world are designed to foster a free and competitive marketplace. The spirit of our business ethics and the letter of the law require that Xilinx fully comply with the antitrust laws throughout the world. To comply with antitrust laws, we must not:

  Communicate with any competitor relating to price, any factor relating to price, production levels or customer terms and conditions;

  Divide or allocate markets or customers;

  Agree to boycott another business;

  Place inappropriate conditions on purchases or sales the purpose of which is to engage in anti-competitive behavior; or

  Otherwise impair our, or any competitor’s independence in conducting business in our markets.

All of these activities are strictly forbidden at Xilinx, without regard to whether they are made orally or in writing or whether or not they are the subject of express agreements. In addition, Xilinx avoids conduct that may even give the appearance of being anti-competitive, and you should be aware that any action or communication may be subject to later scrutiny. Keep in mind that in certain conditions, a distributor or other party with whom you deal may be viewed as a competitor.

Trade shows or industry association meetings may create the potential for, or the appearance of, improper conduct, although they have many legitimate purposes. If you plan to attend a meeting with a party that may be considered a competitor of Xilinx or at which competitively sensitive topics may be discussed, or you have questions about a particular activity or practice, consult the Legal Department immediately.

The Code In Action

The situation: A salesperson in a Xilinx worldwide location runs into the sales rep of a key competitor at a social function and the two agree to have lunch. At lunch, the competitor’s sales rep suggests that the two agree to “stay out of each other’s way” at certain customers. The salesperson knows that what is being proposed is anticompetitive behavior but doesn’t want to be rude. What should he do?

The action: The salesperson should immediately terminate the conversation, excuse himself from lunch and notify his manager and the Legal Department of the incident. Illegal agreements with competitors do not need to be written or even involve express commitments. Illegal agreements can be based on informal discussions and the exchange of information between competitors. Xilinx employees should avoid situations and discussions where an illegal agreement could be inferred.

The situation: An employee in the marketing department is asked to participate in an industry association conference but is concerned about what she is able and unable to say while in a meeting since the competitors of Xilinx will also be in attendance. Can she attend the conference?

The action: The employee and her manager should consult the Legal Department to discuss the matter. If it is determined advisable for her to attend, the Legal Department will coach her on the permissible and prohibited areas of discussion, as well as the rules on how to excuse herself from the meeting if the discussion veers into anticompetitive topics.

Global Trade

In every country in which Xilinx does business, laws and regulations govern imports and exports. Many of these laws and regulations restrict or prohibit physical shipment of Xilinx products, or the transfer or electronic transmission of technology to certain destinations, entities and foreign persons. In many instances, an export license or other government approval is required by law before an item may be shipped or transferred. In some cases, Xilinx may be prohibited from entering into any transaction whatsoever (whether direct or indirect) with certain persons.

It is the policy of Xilinx to comply with all U.S. Customs regulations. Therefore, all declarations regarding the valuation, classification and country of origin of imported goods must be accurate. Employees must contact the Global Trade Compliance team for assistance to ensure such declarations are accurate.

In order to comply with these laws, we must clear all goods through customs and must not:

  Transfer controlled technology unless we have obtained an approved export license or can demonstrate the use of an applicable exemption;

  Apply an inappropriate monetary value to goods and services; or

  Proceed with a transaction if we know a violation has occurred or is about to occur.

These laws are extremely complex and subject to frequent change. In addition to consequences to Xilinx, individuals who violate these laws may be subject to criminal or civil penalties. Refer to the Xilinx Export Compliance Program for more information and consult the Global Trade Compliance team for assistance.

The Code In Action

The situation: An employee receives a request for technical product information from a potential customer in China. Can he go ahead and send the information requested?

The action: Depending on the type of information requested, a license may be required. The employee should notify the Global Trade Compliance Group for assistance. If a license is required and the company sent the information to China without the appropriate license, it would be in violation of the law and Xilinx would be required to make a voluntary disclosure to the authorities regarding the violation and pay a substantial penalty.

The situation: An engineering group wants to make an offer of employment to a Ph.D. student at a major U.S. university. The student is a citizen of Libya. Since the candidate is already in the U.S., can Xilinx go ahead and make the offer?

The action: No. Because the student is a citizen of a country restricted for national security reasons, a license is required before hiring him to handle technical data. The Legal Department must approve all requests to file for a license.

The situation: An employee needs to ship supplies from one office to another. Should the employee undervalue the items to be shipped so the company does not have to pay as much in applicable fees?

The action: No. It is a federal offense not to provide accurate information in a customs declaration. The employee should consult Global Trade Compliance team for assistance to ensure the correct information is provided on the declaration.

Anti-Corruption

Xilinx officers, employees, contractors and agents may never, under any circumstances, provide anything of value, including but not limited to, money, bribes, kickbacks, gifts or entertainment of any kind to a public sector or governmental official of any public body or governmental agency or organization of any country, including the U.S, in connection with Xilinx business. Indirect payments through agents, contractors or other third parties are also prohibited. In addition, Xilinx employee are strictly prohibited from using the services of a company, organization or individual connected to a public sector or government official at his or her request, if such use would result in a benefit to the official. This prohibition extends to government employees and officials, candidates for political office, and employees of government controlled organizations and businesses. Giving anything of value to a public official or government employee in return for retaining or obtaining business is strictly prohibited by the United States Foreign Corrupt Practices Act, or FCPA, as well as other national and international anti-corruption legislation, and will have serious consequences for Xilinx. Employees who violate this prohibition will be subject to disciplinary action, including termination of employment.

The Code In Action

The situation: An operations manager is seeking permits for a new building site in a foreign country. He would like to arrange to take several government officials out to an informal meal to discuss the company’s plans. Can he proceed with this plan?

The action: No. Providing gifts or entertainment of any kind, including meals, to government officials is a violation of the Code and the Xilinx Gift Policy.

The situation: A salesperson is seeking to sell Xilinx products to a government agency of another country. After several meetings with the foreign official in charge of the project, the foreign official asks the salesperson to get in touch with his agent for payment details. What should the salesperson do in this situation?

The action: She should take no further action and notify the Legal Department of the request. Payments to foreign officials, whether directly or through third parties violate the United States Foreign Corrupt Practices Act.

The situation: An employee attends a fundraiser for a local politician who pledges to support Silicon Valley interests in Washington D.C. The campaign manager asks the employee to pledge a donation on behalf of Xilinx. May the employee make such a donation since the politician’s agenda is good for Xilinx?

The action: No. The employee must decline and advise the campaign manager that Xilinx employees are not authorized to make political donations on behalf of Xilinx. The CEO and General Counsel must authorize all political contributions by Xilinx. However, employees are always free to make personal donations in their own names.

Confidential Information of Others

In addition to protecting our own intellectual property and confidential information, we respect the intellectual property rights and confidential information of others. Therefore, we must use the confidential information of others only if we have authorization to do so. We must not copy or reproduce protected material without authorization or license. In addition, we must never request or encourage anyone to use or disclose confidential information of a third party unless they have permission from that third party.

The Code In Action

The situation: A prominent member of a competitor’s executive team leaves the competitor and applies for a position at Xilinx. During the interview process, the executive intimates that he will bring the competitor’s key data and technical information to Xilinx for the right price. What should the interviewer do?

The action: The interviewer should notify Human Resources and the Legal Department and Xilinx must terminate its discussions with the executive. Obtaining information through illegal means violates the Code and may be anticompetitive. The executive revealed himself as someone who could not be trusted with confidential information and therefore has no place at Xilinx.

The situation: An RFP is issued for certain consulting work. One of the possible vendors has a long standing relationship with Xilinx. The long term vendor’s relationship is valuable to Xilinx. Can Xilinx contact the long term vendor and disclose the terms of the bids by the other vendors to see if the long term vendor can top them?

The action: No. The company must not share the confidential information of its vendors or suppliers under any circumstances. In addition, providing such information in these circumstances would compromise the integrity of the RFP process.

Environment, Health and Safety

Xilinx is committed to the protection of the environment and to providing a safe and healthy workplace for the Xilinx community. Xilinx employees must comply with all laws and regulations designed to protect the environment and the health and safety of Xilinx employees and with additional internal environment, health and safety standards established by Xilinx. Xilinx employees should be familiar with and comply with safety regulations applicable to their work areas and internal standards.

The Code In Action

The situation: An engineering team is hard at work on meeting a project deadline. The day the project is due, the fire alarm goes off in their building. It is a scheduled drill, but the manager instructs everyone to leave the building. Did he do the right thing?

The action: Yes. Even when important deadlines are involved, Xilinx never compromises the health and safety of its employees. You can never be certain when there is a false or real alarm, so you must always follow emergency preparedness and health and safety procedures.

The situation: An operations manager visits a testing facility that Xilinx is considering using in the future. The manager notes that the employees appear very young to be working and requests additional due diligence on the supplier’s hiring practices and local laws. Was he wrong to do that since it isn’t a Xilinx facility?

The action: No. Xilinx expects its suppliers to comply with applicable laws and regulations and seeks to hold its business partners to the same high standards it holds itself, as set forth in the Xilinx Code of Social Responsibility.

The situation: The Facilities department solicits several bids for some construction work at a Xilinx foreign office. One of the bids is significantly lower than the others and is accepted. Once work has begun on the project, the Facilities manager notices that the contractor does not supply the construction workers with basic safety equipment, such as safety goggles and hard hats. Should the manager mind his own business?

The action: No. To protect the workers and Xilinx, the manager should raise his concerns about the health and safety of the workers and require the contractor to take immediate steps to provide its employees with the necessary safety equipment.

7. WE RESPECT EACH OTHER

The way we treat each other and our work environment affects the way we do our jobs. All employees want and deserve a work place where they are respected. Everyone who works for Xilinx must contribute to the creation and maintenance of such an environment, and supervisors and managers have a special responsibility to foster a workplace that supports honesty, integrity, respect and trust.

Xilinx does not tolerate harassment of employees in the workplace or in a work-related situation, and harassment is a violation of this Code and of the CREATIVE values.

Unlawful harassment in employment can take many different forms, some examples are:

  Verbal conduct such as epithets, derogatory comments, slurs, threats, sexually explicit propositions or unwanted comments and jokes

  Visual conduct such as derogatory and/or obscene posters, cartoons, drawings or gestures; and

  Physical conduct such as blocking normal movement, restraining, touching or physically interfering with another.

Conduct which may be intended as harmless may be considered harassment if a recipient or onlooker perceives the conduct as offensive.

Refer to the Harassment Policy for more information on this topic.

The Code In Action

The situation: A vice-president decides to put up replications of works of fine art in her office. Some of the paintings depict nude images. Was she wrong to hang these paintings?

The action: No, but if the images make other employees uncomfortable, they should be removed. Employees should report their concerns about such matters to Human Resources.

The situation: There is a profanity-laced video featuring a controversial comedian on the Internet that has gotten a lot of press. An employee sees it, and wants to circulate the link to his colleagues at work, because he knows they will enjoy the jokes. Can he do so?

The action: No. In addition to containing profanity, the content could offend the sensibilities of a fellow employee, and could be grounds for a complaint against the company.

8. OUR CODE IS IMPORANT AND WE ENFORCE IT

Ask Questions

Each of us is individually responsible for compliance at Xilinx and for putting the Code to work. But we are not alone in this endeavor. Because the Code cannot address every possible situation that may arise, you will need to seek assistance whenever you have questions about the right course of action. Consult your manager, Human Resources, Legal or the other resources identified in the Code whenever you need guidance.

Copies of the Code are available on Crossroads under the Employee Resources Tab – Ethical Conduct and on our external website at www.investor.xilinx.com.

Report Concerns

Any employee who, in good faith, has reason to believe Xilinx or a Xilinx employee operation or activity is in violation of this Code or any law, rule or regulation applicable to Xilinx must call the matter to the attention of their manager. If you have reason to believe that it would be inappropriate to report the operation or activity to your manager, you should report it to another member of the management chain, to the Legal Department, to your Human Resources Representative or use the on-line reporting tool that can be found on Crossroads under “Employee Resources – Ethical Conduct – Ethical Conduct Reporting” or at www.mySafeWorkplace.com. The following telephone hotlines are also available:

Toll free in US: 1-800-335-7639
Toll free in Ireland: 00 800 1777 9999
International collect: 720-514-440

The Code In Action

The situation: An employee suspects his manager is falsifying expense reports. Should the employee report the manager’s conduct by using www.MySafeWorkplace.com?

The action: Yes. The employee may also report his concerns to his manager’s manager, the Legal Department or HR. The employee is doing the right thing by reporting these suspicions.

The situation: A manager suspects his employee is passing confidential information to a competitor. Should the manager report the employee’s conduct by using www.MySafeWorkplace.com?

The action: Yes. The manager may also report his concerns to his manager, the Legal Department or HR. The manager is doing the right thing by reporting these suspicions.

The situation: An employee thinks the cafeteria should improve its lunch menus. Should the employee report this through www.MySafeWorkplace.com?

The action: The employee could do so, but this type of grievance is more appropriately directed to HR or Facilities.

Non-Retaliation Policy

Retaliation against any person for providing information in good faith or otherwise assisting in an investigation or proceeding regarding any conduct that such person believes constitutes a violation of applicable laws or regulations, the Code or any Xilinx policy is a violation of law and Xilinx policy and may, subject to applicable law, result in disciplinary action, up to and including termination of employment.

Enforcement

The General Counsel is the Chief Compliance Officer and is responsible for enforcing the Code at Xilinx, as well as overseeing compliance with other Xilinx company policies. In order to promote compliance with the Code, a statement of compliance with this Code must be signed by all directors, officers and employees. In addition, all Xilinx employees must participate in regular Code of Conduct training, as prescribed by the Legal Department.

All reported violations will be promptly investigated and treated confidentially to the extent possible. Xilinx personnel are required to cooperate fully in any such investigation. It is imperative that reporting persons not conduct their own preliminary investigations. Investigations of alleged violations may involve complex legal issues, and acting on your own may compromise the integrity of an investigation and adversely affect both you and Xilinx. Any such unauthorized investigation, as well as failure to cooperate with an authorized investigation, is a violation of this Code.

Xilinx intends to use every reasonable effort to prevent the occurrence of conduct that is not in compliance with the Code and to halt any such conduct that may occur as soon as reasonably possible after its discovery. Xilinx personnel who violate this Code and other Xilinx policies will be subject to disciplinary action, up to and including termination of employment, and, if warranted, civil legal action or referral to criminal prosecution. In addition, subject to applicable law, disciplinary actions, up to and including termination of employment, may be taken against anyone who directs or approves violations or has knowledge of them and does not promptly report them in accordance with our policies.

Waivers and Amendments

Xilinx will waive the application of the Code only where circumstances warrant such a waiver. Waivers of the Code for directors and officers may only be made by the Board of Directors and shall be promptly disclosed on its website at www.investor.xilinx.com.Only the Board of Directors may amend this Code and any such amendment shall be promptly disclosed in accordance with applicable law.

No Rights Created

This Code is a statement of principles and guidelines, it is not intended and does not create any rights in any director, employee, client, customer, visitor, supplier, competitor, shareholder or any other person or entity. The Code is not intended to and does not create any express or implied employment or other contract between Xilinx and any Xilinx personnel or third party.

OUR CREATIVE VALUES

The Xilinx CREATIVE values are at the heart of our business ethics and help shape the character of our company, guide our relationships with our customers and suppliers and sustain our reputation for excellence. Each letter in the word CREATIVE stands for a key Xilinx value and all Xilinx directors, officers and employees are expected to uphold these values:

Customer Focused. Xilinx is customer focused because satisfied customers lead to a very healthy, growing business. If our customers are successful, Xilinx is successful, and our success benefits all Xilinx stakeholders.

Respect. Central to our customers’ success are the employees of Xilinx, so ultimately it is the employees of Xilinx that make Xilinx successful. We must have an environment that enables employees to do their best work, and this requires respect for ourselves, each other, our customers and the company as a whole.

Excellence. The Xilinx reputation for excellence is the result of the ability of Xilinx to meet and exceed our expectations in terms of technology, quality, delivery and shareholder value.

Accountability. Xilinx employees take ownership of their responsibilities and are held accountable for their successes and failures.

Teamwork. Working together is incredibly important in today's environment because we deal with complex, multifaceted problems, and we need everyone at Xilinx to communicate and cooperate with one another so together we can effectively tackle the issues we face.

Integrity. We are measured by what we do and how we behave, not only in front of others but also when no one is looking. It’s being honest, ethical and trustworthy.

Very Open Communication. Communication across all levels and functions at the company is critical to our success. We need to actively listen to, and be candid with our customers, both internal and external, and ourselves.

Enjoying Our Work. Our work should be challenging and rewarding, and our work environment should foster and support our reputation for integrity, ethical conduct and trust.

APPENDIX A

FINANCIAL EXECUTIVE INTERNATIONAL CODE OF ETHICS

FEI’s mission includes significant efforts to promote ethical conduct in the practice of financial management throughout the world. Senior financial officers hold an important and elevated role in corporate governance. While members of the management team, they are uniquely capable and empowered to ensure that all stakeholders’ interests are appropriately balanced, protected and preserved. This Code provides principles to which members are expected to adhere and advocate. They embody rules regarding individual and peer responsibilities, as well as responsibilities to employers, the public and other stakeholders. Violations of FEI’s Code of Ethics may subject the member to censure, suspension or expulsion under procedural rules adopted by FEI’s Board of Directors.

All members of FEI will:

✓	Act with honesty and integrity, avoiding actual or apparent conflicts of interest in personal and professional relationships.

✓	Provide constituents with information that is accurate, complete, objective, relevant, timely and understandable.

✓	Comply with rules and regulations of federal, state, provincial and local governments and other appropriate private and public regulatory agencies.

✓	Act in good faith, responsibly, with due care, competence and diligence, without misrepresenting material facts or allowing one’s independent judgment to be subordinated.

✓

Respect the confidentiality of information acquired in the course of one’s work except when authorized or otherwise legally obligated to disclose. Confidential information acquired in the course of one’s work will not be used for personal advantage.

✓	Share knowledge and maintain skills important and relevant to constituents’ needs.

✓	Proactively promote ethical behavior as a responsible partner among peers, in the work environment and the community.

✓	Achieve responsible use of and control over all assets and resources employed or entrusted.

APPENDIX B

ACKNOWLEDGEMENT OF RECEIPT OF CODE OF CONDUCT

I have received a copy of Xilinx's Code of Conduct. I understand that I have a duty to familiarize myself – and to remain familiar with – each policy within the Code of Conduct and to abide by the Code of Conduct during the course of my employment with Xilinx.

I understand that the company can change, delete or add to the Code of Conduct at any time, in its sole and absolute discretion with or without prior notice. I further understand that nothing in the Code of Conduct alters the at-will relationship (meaning that either I or the company can terminate my employment at any time, for any reason, with or without cause or advance notice.)

Signature	Date

Print Name

Code of Conduct Related Resources

HRIC: hric@xilinx.com
Internal at Xilinx: (800) 6895
Toll free in US: (888) 654-6903
External: (408) 879-6895

Unethical Conduct Reporting Tool: www.mySafeWorkplace.com
Toll free in US: 1-800-335-7639
Toll free in Ireland: 00 800 1777 9999
International collect: 720-514-440

APPENDIX C

[FOR FINANCE EMPLOYEES ONLY]

ACKNOWLEDGEMENT OF RECEIPT OF FEI CODE OF ETHICS

I have also received a copy of the FEI Code of Ethics. I understand that I have a duty to familiarize myself with the FEI Code of Ethics and to abide by the FEI Code of Ethics during the course of my employment with Xilinx.

I understand that nothing in the FEI Code of Ethics alters the at-will relationship (meaning that either I or the company can terminate my employment at any time, for any reason, with or without cause or advance notice.)

Signature	Date

Print Name